EXHIBIT 11 TO FORM 10-K UMB FINANCIAL CORPORATION Computation of Earnings Per Share

2000	1999	1998

BASIC EARNINGS PER SHARE Net income divided by	$65,111,000	$64,077,000	$54,214,000
Weighted average shares outstanding	21,270,136	21,793,064	20,439,975
Basic earnings per share	$3.06	$2.94	$2.66
DILUTED EARNINGS PER SHARE Net income divided by	$65,111,000	$64,077,000	$54,214,000
Weighted average shares outstanding	21,283,313	21,822,897	20,424,355
Basic earnings per share	$3.06	$2.94	$2.65